February 21, 2006

Addressee:
Ms. Angela Crane
Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
100F Street, N.E.
Washington, D.C. 20549

Re: Haemonetics Corporation
       Form 10-K for the fiscal year ended April 2, 2005
       Form 10-Q for the quarter ended October 1, 2005
       File No. 001-10730

Please find our responses to the questions contained in your letter dated February 3, 2006 below.

Form 10-Q for the quarter ended October 1, 2005

Note 16 – Subsequent Event, page 17

Question 1:

Please refer to our prior comment 3.  Since you entered into the reference supply agreement with Baxter during the normal course of your business operations, classification of the litigation settlement under this agreement as non-operating income does not appear appropriate.  Please present this gain within operating income in your future filings, starting with your fiscal 2006 third quarter Form 10-Q.  Note the item may be disclosed as a separate line item within operating income.

Response 1:

We have presented the gain associated with the complete satisfaction of these supply agreements within operating income in our fiscal 2006 third quarter Form 10-Q.  The amount has been presented as a separate line item within operating income: arbitration award income.

We trust that the foregoing has been responsive to your comments.

Sincerely,

Ronald J. Ryan
Chief Financial Officer

Copy to:
Jay Webb, Reviewing Accountant
Eric Atallah, Staff Accountant